UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 22, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

The Swellendam Secondary School Project consists of two (2) separate arrays located at the school's facility. The Swellendam School array is a 41.8 kW DC rooftop solar installation, and the Swellendam Hostel array is a 30.8 kW DC rooftop installation. Each array is paired with a Freedom Won battery energy storage system ("BESS"). The school is located at 8-14 Vollenhoven St, Swellendam, South Africa 6740 ("Project"). The Project will be connected "Behind the Meter" at the Swellendam Secondary School facility.

The Project has signed a Power Purchase Agreement ("PPA") with the Swellendam Secondary School. The PPA obligates the Offtaker to purchase 100% of the energy produced by the Project. As compensation for the BESS, Swellendam Secondary School will pay a fixed monthly amount for a period of 10 years.

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $251,493.76 USD with a projected IRR of 12.5% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Swellendam, South Africa
Technology	Rooftop Solar and Battery Energy Storage System
System Size School Solar School Batteries Hostel Solar Hostel Batteries	100 kW AC / 41.8 kW DC 60kWh (2) 100 kW AC / 30.8 kW DC 60kWh (2)
Estimated Year 1 Production (Total) School Hostel	117.46 MWhs 67.61 MWhs 49.85 MWhs
Coordinates	-34.04082, 20.44510
Roof Status	Approved by a third-party engineer
Project Status	Under Development
Useful Equipment Life (Years) Solar: Battery:	25 15-20 years (7,000+ cycles)

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Swellendam Secondary School
EPC Contractor	NTOZA Fishing (PTY) LTD
O&M Contractor	NTOZA Fishing (PTY) LTD
Roof Owner	Swellendam Secondary School
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	3,012,853 ZAR
Project Soft Costs	255,354 ZAR
Developer Fee	361,271 ZAR
Total Project Financing	4,529,478 ZAR
Debt Funding	N/A
Equity Funding	4,529,478 ZAR
Project Owner IRR	12.5% ($USD)

Project Review

Site

Swellendam Secondary School, the Offtaker, owns the property on which the Project will be installed. The rights to use the roof for a 20-year term has been secured through a Power Purchase Agreement. The BESS installation is a fixed monthly payment for a term of 10 years as part of the same agreement.

Swellendam is a town located in the Western Cape Province of South Africa, with a local population of over 17,500. It is the third oldest town in South Africa, behind Cape Town and Stellenbosch. In 1743 Swellendam was declared a magisterial district, and named after Governor Kendrik Swellengrebel, the first South African born Governor. Swellendam is known for its nature reserves and has 3 of the most famous reserves in South Africa, home to an abundance of botanically diverse areas and protected wildlife species. Swellendam is a small town, known to be safe for travelers with a very low crime rate making this a great area for the Project to be installed.

Design

NWE Consulting Engineers performed their roof inspection of the Swellendam Secondary School rooftops on September 15, 2023. During the inspection of the existing rooftops, they confirmed that the timber trusses and corrugated sheetings can accommodate the additional loading of the proposed solar panels. After the Project is constructed, NWE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

The following tables outline the components that will be installed:

School

Project Major System Component

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JA Solar JAM72S30-550/MR	76	Tier 1 module manufacturer based in China.
Inverters	Sunsynk SUN-50K-SG01HP3-EU (400V)	2	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON Business 60/48 HV	2	A locally sourced and manufactured product in South Africa, with batteries installed in over 60 countries worldwide.

Hostel

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JÁ Solar JAM72S30-550/MR	56	Tier 1 module manufacturer based in China.
Inverters	Sunsynk SUN-50K-SG01HP3-EU (400V)	2	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON Business 60/48 HV	2	A locally sourced and manufactured product in South Africa, with batteries installed in over 60 countries worldwide.

Regarding Energy Production, the Swellendam School array is estimated to produce 67.61 MWhs/year with a performance ratio of 79.4%. The Swellendam Hostel array is estimated to produce 49.85 MWhs/year with a performance ratio of 79.5%. Both projects are estimated to produce a total of 117.46 MWhs/year.

Interconnection

The Project will be connected to the SSEG distribution network owned and operated by the Swellendam Local Municipality. The Project applied for interconnection with the Infrastructure Services Department and obtained the pre-approval for the installation of the 100kW AC Swellendam Hostel array on May 20, 2024, and approval for the installation of the 100kW AC Swellendam School on May 28, 2024.

Once the installation of the Project is finished and the proper documentation has been submitted, the Infrastructure Services Department will witness the commissioning process and verify compliance of the system.

Offtaker

The Swellendam Secondary School was established on April 29, 1993, and provides education for grades 5-10. The current principal is S.J Adonis whose experience has helped make the school one of the top performers in the Western Cape. It is home to more than 1,200 students and a staff of 33 educators. The school is run 5 days a week, 11 months out of the year providing a safe learning environment for its student.

Energea performed an Offtaker Credit Analysis based on the last three (3) years of audited financial reports. Based on the data provided, it was determined that there has been a negative performance in its EBITDA over the past years which impacted the score negatively. There was an increase in NET income over the past three years, paired with no debt, helps the overall risk score. In the end, Swellendam Secondary School scored a total of 7.52 out of 10, placing it in a low-risk category, according to Energea's opinion.

The Sun Exchange Bewind Trust and the Swellendam Secondary School signed a Power Purchase Agreement (PPA) on April 12, 2024. This revenue agreement requires the Offtaker to make payments based on the full number of kilowatt-hours (kWh) produced by the Project per month plus a fixed price for the rental of the battery systems for a shorter term of ten (10) years. The tariff is adjusted annually on the anniversary of the Commercial Operations Date ("COD") date. The main terms of the Agreement are listed below in "Legal Review".

Engineering, Procurement and Construction ("EPC")

Ntoza Fishing has been selected as the EPC partner for this Project. Ntoza and Sun Exchange signed an EPC Contract on June 17, 2024. Sun Exchange and Energea have worked with Ntoza before on solar assets in South Africa. Sun Exchange and Energea performed due diligence on the contractor, and confirmed they are capable of installing this Project based on their past experience and the company's current standing. Sun Exchange will also have a Project Manager and/or Engineer onsite during the installation process, providing oversight, especially during the key install phases, to ensure a quality outcome that meets Energea's stringent standards. Ntoza will hold a two (2) year technical warranty starting from the date of issuance of the Commercial Operation Date notice, which will cover all defects and issues that arise after the asset is energized. The projected COD date for the Project is October 1, 2024. The main terms of the Agreement are listed in "Legal Review".

Insurance

During construction, Ntoza will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. After COD and during operation, Sun Exchange will provide and maintain an All-Risks Propriety and General Liability insurance for the project. In each case, Energea will be named as an additional insured under such policies.

Operations and Maintenance

The Operations and Maintenance ("O&M") services will be provided by Ntoza for the first two (2) years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, savings calculations and any on-site IT or technical support. After the initial O&M term, the asset will be overseen and maintained by Energea and its subcontractors.

Financial Analysis

The resulting nominal IRR, in USD, of the Swellendam Secondary School Project is projected to be 12.5%, with an estimated payback of 7 years, 3 months, and 29 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented on Exhibit I - Forecasted Financial Statements. Energea is acquiring 100.00% of the Project from the Sun Exchange.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen in Table 5. Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below. Lastly, no interconnection cost is assumed by the project.

Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Solar Modules	267,168 ZAR	3.68 ZAR/Wdc
Solar Inverters	485,180 ZAR	6.68 ZAR/Wdc
Mounting Materials	133,584 ZAR	1.84 ZAR/Wdc
Electrical Materials	870,238 ZAR	11.99 ZAR/Wdc
Civil Materials	457,524 ZAR	6.30 ZAR/Wdc
Labor & Accomodations	267,855 ZAR	3.69 ZAR/Wdc
Battery	1,140,000 ZAR	15.70 ZAR/Wdc
Monitoring Equipment	99,524 ZAR	1.37 ZAR/Wdc
Others	176,780 ZAR	2.43 ZAR/Wdc
Interconnection	15,000 ZAR	0.21 ZAR/Wdc
Hard Costs	3,912,853 ZAR	53.90 ZAR/Wdc

Basic Studies and Executive Project	45,500 ZAR	0.63 ZAR/Wdc
Commission	16,947 ZAR	0.23 ZAR/Wdc
Contingency	63,895 ZAR	0.88 ZAR/Wdc
Legal Fees	20,000 ZAR	0.28 ZAR/Wdc
Marketing Channels	22,500 ZAR	0.31 ZAR/Wdc
Owner's Management	15,000 ZAR	0.21 ZAR/Wdc
Trials	6,000 ZAR	0.08 ZAR/Wdc
Engineering	49,320 ZAR	0.68 ZAR/Wdc
Spare Parts	16,192 ZAR	0.22 ZAR/Wdc
Soft Costs	255,354 ZAR	3.52 ZAR/Wdc

Developer Fees	361,271 ZAR	4.98 ZAR/Wdc

Revenue

The source of the Project's revenue originates from a 20-year term PPA with the Offtaker for a fixed R 2.45/kWh produced, re-adjusted annually on the anniversary of the COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 17.40%.

Additionally, the system makes use of a BESS within its configuration, providing load-shedding protection to the Offtaker and creating a more stable electricity supply. For this reason, there is an inclusion amounting to 42,000.00 ZAR per month, readjusted yearly, charged for the first 10 years of the PPA revenue contract.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of its contractual obligations, the aggregate work of all the required Operations and Maintenance for the Project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as an 29.00% rake off the collected revenue in the Project.

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:

1.     Power Purchase Agreement
2.     EPC Contract

Power Purchase Agreement Summary

Contract	Power Purchase Agreement, as amended
Signature Date	April 12, 2024
Parties	The Sun Exchange (SA) Bewind Trust - As Seller Swellendam Secondary School - As Buyer
Duration	20 years
Object
Seller grants the Buyer a non-transferable right to use the Solar Facility to draw Generated Energy, located at 8-14 Vollenhoven St, Swellendam, 6740, South Africa.
The obligation of the Buyer to pay for Generated Energy is a "take-or-pay" obligation and the Buyer shall pay the Seller the monthly Solar Fees in respect to the Generated Energy for the full Duration, irrespective of whether the Buyer consumes all or any of the Generated Energy.

Solar fee	ZAR 2.45 per kWh
BESS Usage Fee	ZAR 42,000 per month
Escalation Rate	CPI + 2%
Escalation Frequency and Date	Annually on the anniversary of the PPA Start Date (date communicated by the Seller to the Buyer in writing as the date upon which the use of the Solar Facility will begin)
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two percent) per month
Currency	South African Rand
Insurance
Seller shall insure the asset from the PPA Start Date for an amount equal to the full insurable value of the Solar Facility, the premiums and any increases payable in respect of such insurance being for the account of the Buyer.

Voluntary Buy-Out Option	Buyer has the option, during each Option Window Period, to purchase the Solar Facility from the Seller for the Buy-Out Price.
Termination Buy-Out
The Buyer grants the Seller the irrevocable option to compel the Buyer to acquire the Solar Facility, which option may only be exercised by the Seller at the termination of the PPA, for any reason whatsoever, including but not limited to the cancellation of the PPA pursuant to the Buyer's breach.

Dispute Resolution	Arbitration

EPC Contract

Contract	EPC Contract including Long Term Performance Tests
Date	June 17, 2024
Parties	Sun Exchange (PTY) Limited - As Customer Ntoza Fishing (PTY) Limited - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical infrastructure and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 72.6 kWp of the installed modules and four (4) BESS units, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical infrastructure.

Construction Contract Price	R 3,881,014.29 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, from the COD and until the achievement of Final Completion.
O&M Contract Price	R 95,619.04 total (exclusive of VAT), to be paid in equal and quarterly payments.
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Power Purchase Agreement	X
	Incentives	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the Swellendam Secondary School Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: July 22, 2024

Exhibit I

Forecasted Financial Statements

SWELLENDAM SECONDARY SCHOOL
CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Assets
Current assets:
Cash and cash equivalents	R 47,737	R 54,230	R 57,891	R 61,798	R 65,969	R 70,420	R 75,172	R 80,243	R 85,657	R 91,435
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	47,737	54,230	57,891	61,798	65,969	70,420	75,172	80,243	85,657	91,435
Property and equipment	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478
Depreciation	(109,588)	(547,940)	(986,292)	(1,424,644)	(1,862,995)	(2,301,347)	(2,739,699)	(3,178,051)	(3,616,403)	(4,054,755)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 4,467,627	R 4,035,769	R 3,601,077	R 3,166,633	R 2,732,451	R 2,298,551	R 1,864,951	R 1,431,670	R 998,732	R 566,158

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478	4,529,478
Retained earnings	(61,851)	(493,709)	(928,401)	(1,362,846)	(1,797,027)	(2,230,927)	(2,664,528)	(3,097,808)	(3,530,746)	(3,963,320)
Total stockholders' equity	4,467,627	4,035,769	3,601,077	3,166,633	2,732,451	2,298,551	1,864,951	1,431,670	998,732	566,158
Total liabilities and stockholders' equity	R 4,467,627	R 4,035,769	R 3,601,077	R 3,166,633	R 2,732,451	R 2,298,551	R 1,864,951	R 1,431,670	R 998,732	R 566,158

SWELLENDAM SECONDARY SCHOOL
CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Gross revenue	R 193,562	R 758,664	R 848,779	R 906,364	R 967,852	R 1,033,507	R 1,103,611	R 1,178,466	R 1,258,392	R 1,343,734
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	193,562	758,664	848,779	906,364	967,852	1,033,507	1,103,611	1,178,466	1,258,392	1,343,734
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	56,133	220,013	246,146	262,846	280,677	299,717	320,047	341,755	364,934	389,683
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	56,133	220,013	246,146	262,846	280,677	299,717	320,047	341,755	364,934	389,683
Income from operations	137,429	538,652	602,633	643,518	687,175	733,790	783,564	836,711	893,459	954,051
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(109,588)	(438,352)	(438,352)	(438,352)	(438,352)	(438,352)	(438,352)	(438,352)	(438,352)	(438,352)
Income before provision for income taxes	27,841	100,300	164,281	205,167	248,823	295,438	345,212	398,359	455,107	515,699
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 27,841	R 100,300	R 164,281	R 205,167	R 248,823	R 295,438	R 345,212	R 398,359	R 455,107	R 515,699

SWELLENDAM SECONDARY SCHOOL
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash flows from operating activities
Net income	R 27,841	R 100,300	R 164,281	R 205,167	R 248,823	R 295,438	R 345,212	R 398,359	R 455,107	R 515,699
Adjustments in net income:
Depreciation and amortization	109,588	438,352	438,352	438,352	438,352	438,352	438,352	438,352	438,352	438,352
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	137,429	538,652	602,633	643,518	687,175	733,790	783,564	836,711	893,459	954,051
Cash flows from investing activities
Purchases of property and equipment, net	(4,529,478)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(4,529,478)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	4,529,478	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(89,692)	(532,158)	(598,973)	(639,611)	(683,004)	(729,338)	(778,812)	(831,639)	(888,045)	(948,273)
Net cash used in financing activities	4,439,786	(532,158)	(598,973)	(639,611)	(683,004)	(729,338)	(778,812)	(831,639)	(888,045)	(948,273)

Net increase (decrease) in cash	47,737	6,493	3,660	3,907	4,171	4,452	4,752	5,072	5,413	5,778
Cash at beginning of the period	0	47,737	54,230	57,891	61,798	65,969	70,420	75,172	80,243	85,657
Cash at end of the period	R 47,737	R 54,230	R 57,891	R 61,798	R 65,969	R 70,420	R 75,172	R 80,243	R 85,657	R 91,435